Annual Report

Cover Page

Name of issuer:

Rad Technologies, Inc.

Legal status of issuer:

Form: Corporation
Jurisdiction of Incorporation/Organization: DE
Date of organization: 10/12/2018

Physical address of issuer:

1501 Lincoln Blvd.
#1133
Venice CA 90291

Website of issuer:

http://www.radintelligence.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

17

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$4,653,779.00	$919,988.00
Cash & Cash Equivalents:	$203,235.00	$280,149.00
Accounts Receivable:	$49,917.00	$249,354.00
Short-term Debt:	$152,766.00	$297,377.00
Long-term Debt:	$500,000.00	$535,029.00
Revenues/Sales:	$446,498.00	$515,854.00
Cost of Goods Sold:	$318,615.00	$136,460.00
Taxes Paid:	$0.00	$0.00
Net Income:	($3,752,371.00)	($1,038,001.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Rad Technologies, Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☑ Yes ☐ No

Reason for failure to comply:

<p>Did not file an annual report on time.</p>

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Aaron Kuntz	Finance / Operations	Self	2018
Bobby John	Founder and CEO	Band of Coders	2021
Joe Freedman	Retired Investor	Self	2021
Bradley Silver	President	Rad Technologies Inc.	2021
Jeremy Barnett	CEO	Rad Technologies Inc.	2018

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Bradley Silver	President	2021
Jeremy Barnett	CEO	2018

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Joe Freedman	20407227.0 Class A Common, Warrants, Options	21.46

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Securing executives and top tiered development talent is challenging against better funded competitors

Organic reach is constantly changing on social platforms which can reduce campaign efficacy.

API integrations for channel partners like Facebook and Instagram can change to our detriment.

The US economy recovers slower than expected thus causing extended pauses in new client activations.

Company clients / partners go out of business and don't pay their invoice and/or aging accounts receivable.

A better funded competitor beats us to the punch and grabs posistion, clients and market share.

RAD AI is not able to keep up with the the ongoing AI innovation and adoption curve

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class B Common Stock	50,000,000	0	No ⌄
Class A Common Stock	20000000	95,094,254	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	23,124,552
Options:	51,222,855

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	SBA
Issue date	03/31/20
Amount	$250,000.00
Outstanding principal plus interest	$250,000.00 as of 09/12/23

Interest rate	3.75% per annum
Maturity date	04/30/50
Current with payments	Yes

Covid relief loan.

Loan

Lender	SBA Loan
Issue date	07/31/21
Amount	$250,000.00
Outstanding principal plus interest	$250,000.00 as of 09/12/23
Interest rate	3.75% per annum
Maturity date	12/31/50
Current with payments	Yes

EIDL Loan

Loan

Lender	Joseph Freedman
Issue date	10/16/22
Amount	$500,000.00
Outstanding principal plus interest	$650,000.00 as of 09/24/23
Interest rate	15.0% per annum
Maturity date	10/16/28
Current with payments	Yes

Note is convertible to common stock and included an issuance of 19,850,818 warrants.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
	Regulation D, 506(c)	Priced Round	$50,000	General operations
3/2018	Section 4(a)(2)	Common stock	$272,000	General operations
9/2019	Section 4(a)(2)	Convertible Note	$100,000	General operations
11/2019	Section 4(a)(2)	Convertible Note	$500,000	General operations
12/2019	Section 4(a)(2)	SAFE	$100,000	General operations
10/2020	Regulation D, 506(c)	SAFE	$40,000	General operations
5/2021	Section 4(a)(2)	Convertible Note	$160,000	General operations
7/2021	Section 4(a)(2)	Common stock	$841,000	General operations
5/2022	Regulation D, 506(c)	Priced Round	$99,999	General operations
4/2023	Regulation Crowdfunding	Priced Round	$4,151,539	General operations
10/2023	Regulation D, 506(c)	Priced Round	$32,499	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Joseph Freedman
Amount Invested	$500,000.00
Transaction type	Loan
Issue date	10/16/22
Outstanding principal plus interest	$650,000.00 as of 09/24/23
Interest rate	15.0% per annum
Maturity date	10/16/28
Current with payments	Yes
Relationship	Board of Director

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

AI marketing platform built to understand emotion

I hired 20+ "marketing agencies" over a 4 year time frame while running Trendy Butler (exited in 2017). The common throughline was mediocre performance. For this reason, I learned digital marketing and how to make sense of it all. RAD is what I needed - a high-performance marketing engine that authentically engages diverse audiences at scale.

RAD is the world's first AI marketing platform with an EQ. Quite simply, we help brands connect to today's audience with authenticity. Through technology, we are teaching brands how to be more human, and really understand the voices who make up their customers, who they are and what they need. With our technology, social media posts, blogs, videos, and paid media are authentic to diverse audiences globally.

We firmly believe companies should raise money if they are committed to delivering a return to each and every investor. As such, our team's goal is to bring RAD to the public markets within 5 years. We know nothing is certain, but our team will work tirelessly to ensure each investor gets the best return on investment. AI technology and software companies consistently raise at 15-50x contracted revenues; as such, we intend to create extreme shareholder value for each RAD investor.

Milestones

Rad Technologies Inc. was incorporated in the State of Delaware in October 2018.

Since then, we have:

- YoY revenue has doubled from 2022; projecting 3X revenue growth w/ Q4 sales bookings for 2023

- Customers including Dignity Health, Sweetgreen, The Black Tux, Roman Health & more

- World-class team founders with 5 exits between them, Ph.D.s, & leaders from Wharton, Harvard and MIT

- Backed by the Adobe Fund for Design

- ~5k investors including VCs like Fidelity, Expert Dojo, MaRS, Execs from Google, Amazon, Live Nation

- Featured in Forbes, Bloomberg, TechCrunch, Entrepreneur, VentureBeat, Huffington Post, and NASDAQ

- Positioned to disrupt the Marketing Technology and Analytics industries — valued at $633 billion

- Recipient of AI Innovation Grant from Canada that covers up to 40% of annual product dev. costs

Historical Results of Operations

- *Revenues & Gross Margin*. For the period ended December 31, 2022, the Company had revenues of $446,498 compared to the year ended December 31, 2021, when the Company had revenues of $515,854. Our gross margin was 28.64% in fiscal year 2022, compared to 73.55% in 2021.

- *Assets*. As of December 31, 2022, the Company had total assets of $4,653,779, including $203,235 in cash. As of December 31, 2021, the Company had $919,988 in total assets, including $280,149 in cash.

- *Net Loss*. The Company has had net losses of $3,752,371 and net losses of $1,038,001 for the fiscal years ended December 31, 2022 and December 31, 2021, respectively.

- *Liabilities*. The Company's liabilities totaled $652,766 for the fiscal year ended December 31, 2022 and $832,406 for the fiscal year ended December 31, 2021.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $1,480,000 in debt, $5,431,537 in equity, $760,000 in convertibles, and $1,075,617 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 18 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Rad Technologies, Inc. cash in hand is $710,000, as of September 2023. Over the last three months, revenues have averaged $96,000/month, cost of goods sold has averaged $9,252.10/month, and operational expenses have averaged $251,000/month, for an average burn rate of $145,747.90 per month. Our intent is to be profitable in 8 months.

Over the next 6 months, a large material contract is expected to help produce a total of $3.8M in revenue on $3.91M in expenses. *In this context, our projected total expenses (next 6 months) don't include additional investment into technology, operations and marketing. We will be adjusting ongoing operating expenses based on the success of our planned fundraising efforts.

RAD AI is not profitable as of Sep/2023. We believe we will be profitable within 8 months and as it stands today, given current clients under contract + signed agreements for budget/campaigns, we have ample funds for operating, marketing, sales and hiring expenditures.

In terms of additional sources of capital, we have several enterprise clients both net new and renewal business, which contribute to our revenue. If needed, we could easily pare down our investment into scaling our sales, product and marketing efforts (only) if revenue flattened out. That said, our clients are growing, which in turn creates revenue growth. We expect the combination of sales + fundraising to adequately finance growth + existing expenditures

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and

industries with no prior operating history, the discussion should focus on financial milestones and operational, liquidity, and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Jeremy Barnett, certify that:

(1) the financial statements of Rad Technologies, Inc. included in this Form are true and complete in all material respects ; and

(2) the financial information of Rad Technologies, Inc. included in this Form reflects accurately the information reported on the tax return for Rad Technologies, Inc. filed for the most recently completed fiscal year.

Jeremy Barnett
CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Company is using the services of XX as part of its offering. XX is comprised of XX Investments, LLC, XX Team LLC, and the Lead Investors who provide services on behalf of XX Team LLC. The services of XX are available to companies that offer securities through Wefunder Portal LLC and to investors who invest in such companies through Wefunder Portal, but XX is not affiliated with Wefunder Portal or its affiliates.

XX Investments is the Company's transfer agent and also acts as custodian, paying agent, and proxy agent on behalf of all investors that enter into the Custodial and Voting Agreement with XX Investments through the Wefunder Portal website ("Investors"). XX Investments holds legal title to the securities the Company issues through Wefunder Portal (which are uncertificated) on behalf of Investors. Investors, in turn, hold the beneficial interests in the Company's securities. XX Investments keeps track of each Investor's beneficial ownership interest and makes any distributions to the Investors (or other parties, as directed by the Investors).

In addition to the above services, at the direction of XX Team, XX Investments votes the securities and take any other actions in connection with such voting on behalf of the Investors. XX Investments acts at the direction of XX Team, because XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. XX Investments will not charge Investors for its services. XX Investments does charge the Company $1,000/year for services; however, those fees may be paid by Wefunder Inc. on behalf of the Company.

As noted, XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. Pursuant to the power of attorney, XX Team will make voting decisions and then direct XX Investments to vote and take any other actions in connection with the voting on Investors' behalf. XX Team will act, with respect to the Company, through our Lead Investor, who is a representative of XX Team. As compensation for its voting services, each Investor authorizes XX Investments to distribute to XX Team 10% of any distributions the Investor would otherwise receive from the Company. XX Team will share its compensation with our Lead Investor. XX Team, through our Lead Investor, may also provide consulting services to the Company and may be compensated for these services by the Company; although, fees owed by the Company may be paid by Wefunder Inc. XX Team will share its consulting compensation with our Lead Investor.

The Lead Investor is an experienced investor that we choose to act in the role of Lead Investor, both on behalf of the Company and on behalf of Investors. As noted, the Lead Investor will be a representative of XX Team and will share in compensation that XX Team receives from the Company (or Wefunder Inc. on the Company behalf) or from Investors. The Lead Investor will be chosen by the Company and approved by Wefunder Inc., and the identify of the Lead Investor must be disclosed to Investors before Investors make a final investment decision to purchase the Company's securities. Investors will receive disclosure regarding all fees that may be received by the Lead Investor. In addition to the fees described above, the Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a special purpose vehicle ("SPV") for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such a circumstance, the Lead Investor may act as a portfolio manager for that SPV (and as a supervised person of Wefunder Advisors) and may be compensated through that role. Although the Lead Investor may act in multiple roles and be compensated from multiple parties, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of the Company's securities. As a result, the Lead Investor's interests should always be aligned with those of the Investors.

Investors that wish to purchase the Company's securities through Wefunder Portal must agree to (1) hire XX Investments to serve as custodian, paying agent, and proxy agent with respect to the Company's securities; (2) give a power of attorney to XX Team to make all voting decisions with respect to the Company's securities; and (3) direct XX Investments to share 10% of the Investor's distribution from the Company with XX Team. The Company may waive these requirements for certain investors with whom the Company has a pre-existing relationship.

The XX arrangement described above is intended to benefit the Company by allowing the Company to reflect one investor of its capitalization table (XX Investments) and by simplifying the voting process with respect to the Company's securities by having one entity (XX Team), through one person (the Lead Investor), make all voting decisions and having one entity (XX Investments) carry out XX Team's voting instruments and any take any related actions. The XX arrangement also is intended to benefit Investors by providing the services of an experienced Lead Investor (acting on behalf of XX Team) who is expected to make value-maximizing decisions regarding Investors' securities. XX Team (acting through the Lead Investor) may further benefit both the Company and Investors by providing consulting services to the Company that are intended to maximize both the value of the Company's business and also the value of its securities.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.radintelligence.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Add new Form C attachment (admin only)

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Rad Technologies, Inc.

By

Jeremy Barnett

CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Joseph Freedman

Director
9/28/2023

Jeremy Barnett

CEO
9/28/2023

Jeremy Barnett

CEO
9/28/2023

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

WEFUNDER READY TO SUBMIT ANNUAL REPORT TO SEC

(I MADE A MISTAKE, LET ME EDIT ANNUAL REPORT)